February 20, 2013

VIA EDGAR

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Series Trust (“Trust” or “Registrant”) (File Nos. 33-57986; 811-07470)
Eagle International Stock Fund

Dear Mr. Eskildsen:

The following are the above Registrant’s responses to the comments that we received from you by telephone on January 16, 2013, regarding the Registrant’s Post-Effective Amendment No. 68 to its Registration Statement on Form N-1A for the Eagle International Stock Fund, a series of the Trust (the “Fund”).  The post-effective amendment was filed with the Securities and Exchange Commission (“SEC”) on December 14, 2012.  The purpose of the filing was to register the Classes A, C, I, R-3, R-5 and R-6 shares of the Fund, a new series of the Trust, with the SEC.

Your comments and the Registrant’s responses are below.  Defined terms used below have the same meanings as in the Fund’s prospectus included in the post-effective amendment.  The changes to the Fund’s prospectus as described below are included in the Registrant’s Post-Effective Amendment No. 71 filed on February 20, 2013, pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (“1940 Act”).

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

1.
On page 4, in the fee table, the maximum deferred sales charge for Class A shares is currently listed as “None,” with a footnote indicating that a purchase of $1 million or more of Class A shares may be subject to a 1% contingent deferred sales charge if sold within 18 months from the date of purchase.  Please revise the table to indicate that the maximum deferred sales charge for Class A shares is 1%.

Mr. Chad Eskildsen
February 20, 2013

Shareholders of the Fund generally are not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares, which qualify for a waiver of the Class A shares’ front-end sales charge, may be subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the “Your Investment” section of the Fund’s prospectus.

The maximum front-end sales charge on Class A shares is disclosed in the fee table.  The Registrant believes that it would be misleading to disclose the CDSC in the fee table as well because no investor will pay both the front-end sales charge and the CDSC.  The disclosure of the 1.00% CDSC in the footnote is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges.  Accordingly, the Registrant respectfully declines this comment.

2.
On page 4, in the table containing information about annual fund operating expenses, please change “Fee Caps and Expense Reimbursements” to “Fee Waiver and/or Expense Reimbursement” to more closely mirror the language used in Item 3 of Form N-1A.

The Registrant has incorporated the requested revisions.

3.
On page 5, footnote (b) to the fee table states that shareholder service fees represent 0% of other expenses for Class R-6 shares.  Please move this information outside of the summary, as it is not permitted by Item 3 of Form N-1A.

The Registrant has deleted the footnote to address this comment.

4.	On page 6, in the principal investment strategies section, please revise the third paragraph to state the credit quality of the convertible stock that the Fund will invest in.

The Registrant notes that the Fund’s principal strategy includes investments in convertible stock, and no other types of convertible securities, such as convertible debt.  The Registrant respectfully declines this comment because, unlike convertible debt securities which the Fund will not purchase as a principal investment strategy, there is no credit rating assigned to convertible stock.

5.
On page 6, in the principal investment strategies section, please explain supplementally, why it is appropriate for the Fund to invest in an issuer organized under the laws of or maintaining a principal office or principal place(s) of business outside of the U.S. as set forth in criterion (1).

Mr. Chad Eskildsen
February 20, 2013

Rule 35d-1 under the 1940 Act requires that a fund with a name indicating an investment emphasis in certain countries or geographic regions “expose the [fund]’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”1  The Registrant believes that investments in issuers that are organized under the laws of countries outside of the U.S., or maintain a principal office outside of the U.S., have exposure to the economic fortunes and risks of those countries. It is the Registrant’s understanding that these criteria are commonly used in the industry to classify an issuer’s country of origin.  For example, MSCI, the provider of the Fund’s benchmark index, uses an issuer’s country of incorporation as a criterion for purposes of country classification.2

Although global markets are increasingly interconnected, issuers may be affected by the macroeconomic trends affecting their countries of organization, such as fluctuations in gross domestic product, rates of inflation, capital reinvestment, and resources. Similarly, investments in an issuer organized under the laws of a country outside of the U.S. may expose the Fund to various risks associated with that country, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability.

Rule 35d-1 under the 1940 Act does not specifically address the investment criteria for funds with the term “international” in their name.  However, the Registrant believes that the history of the Rule illustrates why the location of a principal office or country of organization is a reasonable criterion for the Fund to use in the definition of an issuer with economic ties to countries outside the U.S.  In proposed Rule 35d-1, the SEC would have required a fund with a name suggesting a focus in a particular region or country to meet one of three criteria, including that the fund invest in “securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the fund’s name, or that maintain their principal place of business in that country or region.”3  Moreover, in the proposing release, the SEC staff noted that these three criteria were consistent with prior SEC staff positions with respect to investments in securities of issuers organized under the laws of non-U.S. countries.  Accordingly, the Registrant believes that the Fund’s criterion is appropriate and consistent with SEC staff guidance and industry practice.

6.
On page 6, in the principal investment strategies section, please delete criterion (5), which includes among issuers that are considered to be economically tied to countries outside of the U.S. any issuer that the subadviser believes may expose the Fund’s assets to the economic fortunes and risks of a country or countries outside of

1 Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Adopting Release”).
2 MSCI Global Investable Market Indices Methodology, Appendix III: Country Classification of Securities (Nov. 2012).
3 Investment Company Names, Investment Company Act Release No. 22530 (Feb. 27, 1997).  See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934, 17 CFR 240.3b-4 (defining a “foreign issuer”).

Mr. Chad Eskildsen
February 20, 2013

7.	the U.S. This definition is too broad because almost all U.S. companies are subject to risks of countries outside of the U.S.

As discussed in response to Comment 5, above, the Registrant believes that the history and purpose of Rule 35d-1 support the Fund’s fifth criterion in defining issuers that are considered to be economically tied to countries outside of the U.S.  While Rule 35d-1 does not apply to funds with the term “international” in their name, the Rule requires that a fund with a name indicating an emphasis in certain countries or geographic regions “expose the [fund]’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”4  In adopting Rule 35d-1, the SEC determined to forgo a rigid three-factor test in favor of a disclosure-based approach, with the sole criterion that an investment be tied economically to the particular country or geographic region suggested by its name.5  The SEC explained that the change was intended to allow funds the flexibility to invest in additional types of investments that fell outside of the initial three criteria.  Criterion (5) mirrors the requirement of Rule 35d-1.  Accordingly, the Registrant believes the fifth criterion is appropriate and consistent with SEC guidelines and industry practice and respectfully declines this comment.

8.
On page 6, in the principal investment strategies section, the Fund’s benchmark is defined as the MSCI-EAFE Index, which measures large- and mid-cap equity performance across 22 of 24 developed countries, excluding the U.S. and Canada.  Please confirm that the Fund will not invest in emerging markets countries.

Like many mutual funds that have adopted the MSCI-EAFE Index as a benchmark, the Fund is permitted to invest in issuers with economic ties to emerging markets countries.  However, the Registrant confirms that such investments are not a principal investment strategy of the Fund.  Rather, the Registrant anticipates that the Fund will invest principally in the securities of issuers located in developed countries other than the U.S. and Canada.  Therefore, the Registrant believes that the MSCI-EAFE Index is an appropriate broad-based securities market index consistent with Form N-1A, Item 27(b)(7).

9.
On page 6, in the principal investment strategies section, the disclosure states that the Fund may invest in exchange traded funds.  Please confirm whether a line item for acquired fund fees and expenses (“AFFE”) needs to be added to the Fund’s fee table.

4 See Adopting Release.
5 See id.

Mr. Chad Eskildsen
February 20, 2013

The Registrant confirms that estimated AFFE for the Fund do not exceed 0.01% and are thus not required to be included in the Fund’s fee table.  If AFFE for the Fund exceed 0.01% of the Fund’s average net assets in the future, the Registrant will comply with applicable requirements and add the appropriate line item to the Fund’s fee table.

10.	On page 6, in the principal risks section, please remove the reference to the “statutory Prospectus” and the cross-references to sections outside of the summary that appear in this section.

The Registrant has incorporated the requested revisions.

11.
On page 7, in the principal risks section, mid-cap company risk is included as a principal risk but mid-cap companies are not referenced in the Fund’s strategy.  Please remove this risk from the summary.

The Registrant has removed this risk from the summary.

12.	With respect to the historical performance of similar accounts managed by the Subadviser on page 9, please confirm that sales charges are included in the historical performance calculations.

The Registrant confirms that sales charges are included in the historical performance calculations.

13.
On page 9, with respect to the historical performance of similar accounts managed by the Subadviser, please confirm supplementally that (1) none of the accounts in the Composite are registered investment companies, and (2) using the cost structure of Class A shares does not result in higher performance than using the Composite performance.

The Registrant confirms that (1) none of the accounts in the Composite are registered investment companies, and (2) using the cost structure of Class A shares does not result in higher performance than using the Composite performance.

STATEMENT OF ADDITIONAL INFORMATION

1.	Please confirm supplementally that, on page 36, the last column of the table containing information regarding the trustees titled “Directorships of Other Public Companies” covers a five-year period.

Mr. Chad Eskildsen
February 20, 2013

The Registrant confirms that the information included in the table under “Directorships of Other Public Companies” covers a five-year period.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:           Susan L. Walzer
Daniel R. Dzibinski
  Eagle Asset Management, Inc.